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                             August 11, 2021

       Timothy P. Clackson, Ph.D.
       President and Chief Executive Officer
       Theseus Pharmaceuticals, Inc.
       210 Broadway Street
       Cambridge, Massachusetts 02139

                                                        Re: Theseus
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 20,
2021
                                                            CIK 0001745020

       Dear Dr. Clackson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. We note your disclosure here and on pages 85 and 99 stating that the global market for
                                                        TKIs was approximately
$23 billion in 2020 and is estimated to grow to more than $40 billion by 2026. Please
revise your disclosure to only present the market sizes for the indications for which
you are currently developing product candidates.
   2. Please revise the Overview subsection of the Prospectus Summary to disclose that THE-
                                                        630 is subject to the
ARIAD License Agreement, as indicated elsewhere in the prospectus.
 Timothy P. Clackson, Ph.D.
FirstName LastNameTimothy
Theseus Pharmaceuticals, Inc. P. Clackson, Ph.D.
Comapany
August 11, NameTheseus
           2021          Pharmaceuticals, Inc.
August
Page 2 11, 2021 Page 2
FirstName LastName
Our Pipeline, page 2

3. Please remove or revise the "Product Rights" column in your pipeline table to reflect your disclosure elsewhere in the prospectus that THE-630 is subject to your license agreement with ARIAD Pharmaceuticals.
Pan-KIT Program -- THE-630, page 2

4. Please remove your statements here and on pages 99 and 103 indicating that THE-630 has
         the potential to be a    best-in-class    next generation KIT
inhibitor as this language
         suggests that THE-630 is effective and likely to be approved.
Risk Factors
We may not be able to utilize a significant portion..., page 44

5. Please quantify the NOLs that are subject to limitation and clarify the factors that will determine the extent of the limitation.
Industry and Market Data, page 76

6. We note your statement that the content of the third-party sources, except to the extent set forth in this prospectus, does not constitute a portion of the prospectus. We further note your statements that (i) you have not separately verified third party data and (ii) no third party has verified your internal research. These statements may imply an inappropriate disclaimer of responsibility with respect to such information that appears in your prospectus. Please either delete these statements or specifically state that you are liable for the disclosure regarding to the market and industry data and your internal company research that appears in the prospectus.
Business
Our Research and Discovery Approach, page 102

7. We note your disclosure throughout this section stating that (i) you believe your approach substantially reduces the biological and clinical risk of your programs, (ii) your predictive screening allows you to apply your drug discovery expertise to select inhibitors with optimal properties and (iii) you design clinical development programs that provide you with an early and accurate assessment of activity against individual mutant variants and will enable you to executive efficient clinical development.

         Please revise your disclosure throughout this section to clarify, if true, that (x) the drug development progress is inherently uncertain and cannot be fully de-risked, (y) your predictive screening approach has not been clinically validated and that your TKIs may not function as anticipated in future clinical trials and (z) there is no guarantee that the clinical trials you may conduct in the future will provide you with positive or actionable data that will facilitate efficient clinical development.
 Timothy P. Clackson, Ph.D.
Theseus Pharmaceuticals, Inc.
August 11, 2021
Page 3
Our Pan-KIT Inhibitor Program: THE-630, page 103

8. We note your statement that you intend to pursue a streamlined development pathway.
       Please revise your disclosure to clarify what is meant by "streamlined" and describe how you will streamline the development of THE-630 as compared to competing product candidates that are being developed for the same indication. We further note your statement that you intend to "quickly" advance THE-630 into earlier lines of treatment if you receive positive data from your planned Phase 1/2 trials. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in an accelerated manner as such statements are speculative. Intellectual Property, page 122

9. Please revise your disclosure regarding your patent portfolio to specify the number of patents and patent applications you own and license separately. Please also specify whether you own or license the issued U.S. patent covering the KIT inhibitor program and the type of patent protection it has (e.g., composition of matter, method of use, etc.).
General

10. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameTimothy P. Clackson, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameTheseus Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
August 11, 2021 Page 3
cc:       Colin G. Conklin
FirstName LastName